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Minority-ownedCocktailsCraft Beer
Bar at 66 Greenpoint

Bar

66 Greenpoint Ave
Brooklyn, NY 11222
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $40,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Bar at 66 Greenpoint is seeking investment to open a new Black-owned bar in Greenpoint, Brooklyn.
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THE TEAM
Ibraheem Abdul-Malik
Owner

Professional Experience

Ibraheem Abdul-Malik is a Senior Software Engineer and has worked at LinkedIn since 2017.

An engineering generalist, Ibraheem specializes in building web and mobile applications at scale.

Ibraheem has more than 15 years of professional work experience in New York and San Francisco first starting his career as an Investment Banking / Equity Research associate before moving into Technology.

Education

Harvard Extension School, Master of Liberal Arts, Computer Software Engineering, 2021 – 2025

The University of Texas at Austin, Bachelor of Business Administration (BBA), Marketing, 2008

ESCP Business School, Paris, 2008

Personal

Ibraheem is an athlete and avid sports enthusiast.

This is a preview. It will become public when you start accepting investment.

Professional Experience

Ibraheem Abdul-Malik is a Senior Software Engineer and has worked at LinkedIn since 2017.

An engineering generalist, Ibraheem specializes in building web and mobile applications at scale.

Ibraheem has more than 15 years of professional work experience in New York and San Francisco first starting his career as an Investment Banking / Equity Research associate before moving into Technology.

Education

Harvard Extension School, Master of Liberal Arts, Computer Software Engineering, 2021 – 2025

The University of Texas at Austin, Bachelor of Business Administration (BBA), Marketing, 2008

ESCP Business School, Paris, 2008

Personal

Ibraheem is an athlete and avid sports enthusiast.

This is a preview. It will become public when you start accepting investment.
THE CONCEPT

A self-titled Bar on Greenpoint Avenue, Brooklyn serving craft cocktails, beer, wine and known to play good music any day of the week or time of day. The bar is locally-owned, Black-owned, and has a large space in the back that will include a stage and dance floor.

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THE VIBE

We intend to play upon the industrial nature of the space and highlight the charm of this building built in 1910 in historic Greepoint.

Music: Hip-Hop, R&B, Jazz, Afrobeats
Vibe: Elegant, industrial, dark, cozy, well-placed lighting
Customers: Locals, foot traffic, industry crowd, diverse
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INTENDED USE OF FUNDS

Funds raised from Mainvest will be used for our Emergency Funds and to pay for the cost of inventory and staff while we set up the business.

$120K investment in year 1 to hire, train, and pay quality people
$95K year 1 cost of good sold
$415K projected year 1 revenue
200 average daily customers (higher on weekends)
2000 sq. ft.
WE'RE TAKING OVER THIS BAR ON GREENPOINT AVE!

The "BAR" sign will be replaced by a "66" sign

PLANNING TO ADD AN ENCLOSED OUTDOOR SPACE IN ADDITION TO THE PATIO!

2 tables with 4 seats each

THE BAR WILL BE COMPLETELY REMODELED WITH AN ELEGANT, INDUSTRIAL STYLE

Serving beer, wine, liquor, cider, and good vibes

1000 SQ. FT. IN THE BACK ROOM THAT WILL BE CONVERTED TO A DANCE FLOOR AND STAGE

Lounge area for DJ vibes and dancing

BASEMENT: COLD BEER STORAGE (UP TO 16 TAPS), DRY LIQUOR STORAGE, SMALL "OFFICE"

We will try and be neater than the last tenant!

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FLOOR PLAN
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SEPTEMBER 7, 2021
Incorporated

Bar at 66 Greenpoint LLC

SEPTEMBER 15, 2021
Started Lease

3.5 months for build-out

SEPTEMBER 21, 2021
Obtain Insurance Policies

Workers Compensation, General Liability, Liquor Liability

SEPTEMBER 24, 2021
Sent 30-Day Notice to Brooklyn Community Board 1

Expecting to have to attend 500-foot hearing on October 26, 2021

DECEMBER 1, 2021
Planned Opening Date
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THE SPACE
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Big area for dancing and a small stage in the back and a decently sized bar in the front

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BEFORE: SHEET METAL
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The brick wall was originally covered in sheet metal, which we removed in order to expose the damaged brick

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REMOVING THE SHEET METAL

We had to find out what was underneath 🙏

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AFTER: EXPOSED BRICK
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We removed the sheet metal, exposing the brick underneath

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Data Room
Intended Use of Funds

Target Raise
Maximum Raise
Down payment & Security $26,000
Mainvest Compensation $3,000
Inventory $21,000
Total $50,000
Financial Forecasts

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $615,444 | $676,988 | $724,377 | $760,595 | $783,412 |
| Cost of Goods Sold | $103,925 | $114,317 | $122,319 | $128,434 | $132,286 |
| Gross Profit | $511,519 | $562,671 | $602,058 | $632,161 | $651,126 |

EXPENSES

| | | | | | |
|---|---|---|---|---|---|
| Rent | $183,395 | $187,979 | $192,678 | $197,494 | $202,431 |
| Utilities | $14,900 | $15,272 | $15,653 | $16,044 | $16,445 |
| Salaries | $104,303 | $114,733 | $122,764 | $128,902 | $132,768 |
| Insurance | $6,277 | $6,433 | $6,593 | $6,757 | $6,925 |
| Equipment Lease | $11,800 | $12,095 | $12,397 | $12,706 | $13,023 |
| Repairs & Maintenance | $1,800 | $1,845 | $1,891 | $1,938 | $1,986 |
| Legal & Professional Fees | $1,500 | $1,537 | $1,575 | $1,614 | $1,654 |
| Misc | $12,050 | $12,351 | $12,659 | $12,975 | $13,299 |
| Operating Profit | $175,494 | $210,426 | $235,848 | $253,731 | $262,595 |

This information is provided by Bar at 66 Greenpoint. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2021 Balance Sheet
Brooklyn Bar Business.xlsx
Investment Round Status
Target Raise $50,000
Maximum Raise $100,000
Amount Invested $0
Investors 0
Investment Round Ends November 26, 2021
Summary of Terms
Legal Business Name Bar at 66 Greenpoint LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $40,000 invested
1.8×
Investment Multiple 1.7×
Business's Revenue Share 2%-4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2030
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Bar at 66 Greenpoint's fundraising. However, Bar at 66 Greenpoint may require additional funds from alternate sources at a later date.

No operating history

Bar at 66 Greenpoint was established in September 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Bar at 66 Greenpoint has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Bar at 66 Greenpoint expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Bar at 66 Greenpoint to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Bar at 66 Greenpoint operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bar at 66 Greenpoint competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bar at 66 Greenpoint's core business or the inability to compete successfully against the with other competitors could negatively affect Bar at 66 Greenpoint's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Bar at 66 Greenpoint's management or vote on and/or influence any managerial decisions regarding Bar at 66 Greenpoint. Furthermore, if the founders or other key personnel of Bar at 66 Greenpoint were to leave Bar at 66 Greenpoint or become unable to work, Bar at 66 Greenpoint (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bar at 66 Greenpoint and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bar at 66 Greenpoint is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bar at 66 Greenpoint might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bar at 66 Greenpoint is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bar at 66 Greenpoint

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bar at 66 Greenpoint's financial performance or ability to continue to operate. In the event Bar at 66 Greenpoint ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Bar at 66 Greenpoint nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bar at 66 Greenpoint will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bar at 66 Greenpoint is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bar at 66 Greenpoint will carry some insurance, Bar at 66 Greenpoint may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bar at 66 Greenpoint could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bar at 66 Greenpoint's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bar at 66 Greenpoint's management will coincide: you both want Bar at 66 Greenpoint to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Bar at 66 Greenpoint to act conservative to make sure they are best equipped to repay the Note obligations, while Bar at 66 Greenpoint might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Bar at 66 Greenpoint needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bar at 66 Greenpoint or management), which is responsible for monitoring Bar at 66 Greenpoint's compliance with the law. Bar at 66 Greenpoint will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Bar at 66 Greenpoint is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Bar at 66 Greenpoint fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bar at 66 Greenpoint, and the revenue of Bar at 66 Greenpoint can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Bar at 66 Greenpoint to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Bar at 66 Greenpoint. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Bar at 66 Greenpoint isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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